Offering Statement for MILLENNIAL FERTILITY CO. LLC ("Millennial Fertility Co.")

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All Regulation CF offerings are conducted through Netcapital Funding Portal Inc. ("Portal"), an affiliate of Netcapital, and a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities activity, contact Netcapital Funding Portal Inc.:

Paul Riss: paul@netcapital.com

Netcapital and Portal do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

MILLENNIAL FERTILITY CO. LLC

4111 Andover Road
West 3rd Floor
Bloomfield Hills, MI 48302

Eligibility

2. **The following are true for MILLENNIAL FERTILITY CO. LLC:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

   Name
   Philip Bock

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
   Philip "Mike" Bock has over 30 years of broad-based healthcare-focused experience with client-facing, leadership roles in Production Operations, Technical Support, Product Marketing Management, Program Management, Sales Operation Management, and Business Process Consulting all supporting the Healthcare Industry. He is also a graduate of the Kellogg School of Management and has a Masters in Health Communication from the Northwestern School of Communication. Over the last three years, he has been the Director of Business Development for Conceivex and now the director of Business Development for Millennial Fertility since it's inception in November 2019.

Name
Harry Cendrowski

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Mr. Cendrowski is a founding member and Managing Director of Cendrowski Corporate Advisors, Cendrowski Selecky PC, and The Prosperitas Group. He has 30 years of advanced business and accounting experience including executive management, consulting with many types of businesses, and has served as an expert economic witness in the legal community. He is a Certified Public Accountant with Accredited in Business Valuation and Certified in Financial Forensics credentials, as well as a Certified Fraud Examiner, Certified Valuation Analyst, Certified Fraud Deterrence Analyst and Certified Forensic Financial Analyst. He has also authored and co-authored several books, articles, and training materials regarding finance. Additionally, he has held many board positions for academic, civic, financial, and professional organizations. In the last three years, Harry has been the Managing Director of Cendrowski Corporate Advisors, Cendrowski Selecky PC, and The Prosperitas Group, the Chairman of Conceivex and the Chairman of Millennial Fertility since the inception in November of 2019

Name
Michael Rosen

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Michael S. Rosen is Managing Director, Innovation and Research Park, Rosalind Franklin University of Medicine and Science (Chicago) and former Chairman of the Board of the Center for Healthcare Innovation, a not-for profit organization focused on healthcare equity and diversity. Additionally, he is Managing Director of Rosen Biosciences Strategies LLC, a life science economic development consultancy focusing on the development of life science clusters and enabling international life science companies to enter the U.S. market and assist U.S. companies globalize. Prior to this, for approximately 9 years, he was Senior Vice President, New Business Development for the Science + Technology Group at Forest City Enterprises, a U.S. real estate development company which developed science parks across the U.S. Mr. Rosen spent 20 years in management positions with 3 major multinational pharma companies: Pfizer, Bristol-Myers Squibb and Searle. Additionally, he has been CEO of a number of biotech and medical device companies in the U.S. and Europe, one of which he took public in the U.S. In the last three years Michael has been the Managing Director, Innovation and Research Park, Rosalind Franklin University of Medicine and Science (Chicago), Chairman of Millennial Fertility Co. and on the board of Millennial Fertility since the company's inception in November 2019

Name
Kurt Kramarenko

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Kurt is the principal of Austasha LLC, where he provides consulting services to organizations with an emphasis on sales, sales management, sales force training, market analysis, finance, capital raises and client relationship management. He is also involved in several other organizations ranging from the health care to the financial recovery sectors. He has led a fortune 500 sales team to the status of national recognition within the past several years and has been instrumental in the launch of many new pharmaceutical products. As president and founder of a securities broker and dealer he was responsible for annual financial sales of more than $300 Million as well as being instrumental in bringing several companies public. In the last three years Mr. Kramarenko has been a Principal at Austasha LLC. Since 2018 he has been the Regional Sales Manager for Coolysis and the Global Head of Capital Markets for DPW corporation. He has also been on the board at Conceivex has on the board of Millennial Fertility since inception in November of 2019

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

Conceivex II

Securities:	15,000,000
Class:	Units
Voting Power:	100.0%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

Millennial Fertility Company (MFC) is a privately-owned, Michigan-based medical device company that has developed the First Step Conception Kit® at-home system, a patented infertility treatment system for use at home. MFC believes with the First Step Conception Kit® patients now have access to an affordable, at-home and easy-to-use infertility treatment. One of the key components of the Conception Kit® at-home system, the Conception Cap, makes use of silicone technologies to improve a conventional reproductive treatment, a cervical cap, which has been used since the 1950s. Unlike traditional cervical caps, the Conception Cap does not have to be fitted by a physician, can be placed on the cervix by the patient and work up to six hours while the patient goes about her normal life. A benefit of bringing a cervical cap technology into the home is its documented effectiveness. Multiple, independent published studies (Penn, Vanderbilt, Johns Hopkins) have shown the efficaciousness of cervical cap insemination. These studies show cervical caps achieve similar success rates as a healthy couple or IUI, which is approximately 25% per cycle or month. These studies coincide with the results of MFC's clinical trials for FDA clearance of the prescription version of the Conception Kit®. As a secondary endpoint on one of the trials, 24% of the infertility patients became pregnant during the first cycle. Other treatments may have higher success rates. By comparison, IVF achieves an approximately 28% success rate per patient (not per cycle), however, these treatments are much more expensive and invasive. MFC uses a lean business model focused on building awareness and demand in one primary channel: E-Commerce/Over the Counter. We plan to launch a one month version of our Kit to establish a lower price point of $99 and expand into the E-Commerce/OTC markets. We believe this is important because 94% of current fertility services are used by households with incomes greater than $60,000. There are millions of families in the United States alone who cannot afford the current treatment path. Creating a low-cost complete fertility treatment that is available via E-Commerce platforms addresses a significant market need. We are also focused on partnering with domestic and international healthcare companies who want to expand their product portfolio and international partners who want to launch the Conception Kit® in their respective countries. MFC aims to be acquired by a large healthcare company as adoption occurs. Until potential acquisition occurs, MFC will continue to work on OTC adoption, revenue generation and identification of foreign partners to market the OTC Conception Kit® at the home system in their respective markets. The existing prescription version of the Conception Kit® has been awarded FDA 510k Class IIA Clearance. The FDA entitled the device as "Kit, Conception-Assist Home Use" and is defined by the FDA as a kit containing caps, condoms, ovulation predictors, pregnancy kits, and conception wheels. A new category, "Product Code OBB", was created by the FDA specifically for the kit. The FDA also recognized the Conception Kit® and the Conception Cap as registered trademarks of MFC. This regulatory approval serves as a barrier to entry. There is also FDA 510k clearance on the Conception Cap and on the semen collector which prevents them from being sold separately. We fully expect the same approvals will be in place once we secure FDA approval for the OTC version, First Step Conception Kit.

Millennial Fertility Co. currently has 1 employees.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in MILLENNIAL FERTILITY CO. LLC speculative or risky:**
    1. If the Company is unable to raise additional capital on acceptable terms, it may be unable to maintain sufficient growth or commercialize its products. The Company may require substantial future capital in order to continue to conduct the research, product development, and marketing required to scale the business. There can be no assurance that additional funding will be available on acceptable terms. Failure to satisfy our capital requirements may adversely affect the Company's business, financial condition, and results of operations because the Company would be left without the capital required to complete product development or establish sales and marketing capabilities.
    2. Because the Company expects to generate operating losses for the foreseeable future, it may not achieve profitability for some time, if at all. The Company is in an early stage of development and, therefore, has a limited history of operations.
    3. The Company is faced with all of the risks associated with a company in the early stage of development. In addition, the Company's business is subject to numerous risks associated with a new company engaged in work in the healthcare field. Such risks include, among other things, competition from well-established and well-capitalized companies and unanticipated development difficulties and risks associated with the need for regulatory approval. Because the Company is focused on product development, the Company has not generated significant product revenues to date. The Company has incurred losses each year of its operations and expects to continue to incur losses for the foreseeable future.
    4. The process of developing the Company's products requires significant research and development which is costly and does not result in revenues or profits. There can be no assurance that the Company will ever generate sufficient commercial sales or achieve profitability. Should this be the case, investors could lose their entire investment.
    5. Our future success depends on our ability to obtain regulatory clearances or approvals for our

products. We cannot be certain that we will be able to do so in a timely fashion, or at all. We do not have the necessary regulatory clearances or approvals to market our OTC Conception Kit in the United States or in any foreign market. In the United States, without clearances or approvals from the Food and Drug Administration ("FDA"), we cannot market a new medical device, or a new use of, or claim for, or significant modification to, an existing product, unless an exemption applies. In the 510(k) clearance process, the FDA must determine that a proposed device is "substantially equivalent" to a device legally on the market, known as a "predicate" device, with respect to intended use, technology, safety and effectiveness, in order to clear the proposed device for marketing. Clinical data is sometimes required to support substantial equivalence. While we have previously taken the core cap technology through FDA clearance and hope this will speed up the approval for our Kit the process is still time consuming. The 510(k) clearance process generally takes three to twelve months from submission but can take significantly longer.

6. Our products may not achieve broad market acceptance or be commercially successful. We expect that sales of our devices will account for the vast majority of our revenues for at least the next several years. The product we intend to develop may not gain broad market acceptance unless we are able to the target users of their benefits. Moreover, even if couples understand the benefits of any of our products, they still may elect not to use our products for a variety of reasons.

7. Our Company has limited operating history and was recently formed. The Company is newly formed, and therefore, has limited operating history. There is no assurance that the Company will operate profitability or that your investment in whole or in part will be returned. The Company is subject to all the risks inherent in the establishment of a new business venture. The likelihood of success of the Company must be considered in light of the problems, expenses, difficulties, complications, uncertainties and delays frequently encountered with the formation of any new business. Millennial Fertility Company, was established in 2019 and has been focused on raising capital and developing its medical device products to market. Because the company is new, with limited operating history, there is no assurance that Millennial Fertility Company, will realize earnings from operations or net profits in the future.

8. Protecting and enforcing our intellectual property rights could consume monetary funds needed for other company objectives. Protecting and enforcing our intellectual property rights and combating unlicensed copying and use of our intellectual property can be difficult and expensive. Litigation filed by or against the Company and excessive legal costs could result in insufficient cash available to continue our business objective. Similarly, reductions in the legal protection for our intellectual property rights could adversely affect revenue.

9. Our reliance on single-source suppliers could harm our ability to meet demand for our products in a timely manner or within budget. Many of the components and component assemblies of our products are anticipated to be provided to us by single-source suppliers. We expect to purchase components and component assemblies through purchase orders, rather than long-term supply agreements and generally will not maintain large volumes of inventory. While we believe alternative suppliers exist and will be identified, the disruption or termination of the supply of components and component assemblies could cause a significant increase in the cost of these components, which could affect our operating results. Our anticipated dependence on a limited number of third-party suppliers and the challenges we may face in obtaining adequate supplies involve several risks, including limited control over pricing, availability, quality and delivery schedules. A disruption or termination in the supply of components could also result in our inability to meet demand for our products, which could harm our ability to generate revenues, lead to customer dissatisfaction and damage our reputation. Furthermore, if we are required to change the supplier of a key component or component assembly of our products, we may be required to verify that the new supplier maintains facilities and procedures that comply with quality standards and with all applicable regulations and guidelines. The delays associated with the verification of a new supplier could delay our ability to manufacture our products in a timely manner or within budget.

10. We may not be able to operate if there are certain changed events. Unexpected negative events concerning either the intellectual property, product to be developed, or the economy in general could alter investment conditions to the extent that dilution of existing investors is required in order to raise necessary capital. While the officers have the right to loan additional capital to the Company, the officers may not be in a position to do so. In such event, there can be no

assurance that the current management team would remain in place or that the Company's business plan would not materially change as a result of a shift in control. Any adverse change in general economic conditions, significant price increases, or adverse occurrences affecting our industry, could have a material adverse effect on us and the results of our operations.

11. Major health epidemics, such as the outbreak caused by a coronavirus (COVID-19), and other outbreaks or unforeseen or catastrophic events could disrupt and adversely affect our operations, financial condition and business. The United States and other countries have experienced, and may experience in the future, major health epidemics related to viruses, other pathogens, and other unforeseen or catastrophic events, including natural disasters, extreme weather events, power loss, acts of war, and terrorist attacks. For example, there was an outbreak of COVID-19, a novel virus, which has spread to the United States and other countries and declared a global pandemic. The global spread of COVID-19 has created significant volatility and uncertainty in financial markets. Although COVID-19 is currently not material to our results of operations, there is significant uncertainty relating to the potential impact of COVID-19 on our business. The extent to which COVID-19 impacts our current capital raise and our ability to obtain future financing, as well as our results of operations and financial condition, generally, will depend on future developments which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions taken by governments and private businesses to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 continue for an extensive period of time, our business, results of operations, and financial condition may be materially adversely affected.

12. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

    You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

13. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

    The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

14. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

    The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

15. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

    Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

16. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

    You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

17. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

    Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

18. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

    Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

19. The amount of additional financing needed by Company will depend upon several contingencies

not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

20. *There is no present public market for these Securities and we have arbitrarily set the price.*

    The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

21. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

22. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

MILLENNIAL FERTILITY CO. LLC ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $1,070,000 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

   The key areas for investment are product development and marketing. Product Development: We will seek to finalize packaging and branding, secure FDA clearance, and build out manufacturing/inventory. With regard to manufacturing the key investment involves the creation of new four cavity molds for the patented Conception Cap and the trays that hold them in the final Kits. Secondary investments are the branding, packaging design and inventory and FDA Clearance. Suppliers have been identified with quotes for molds, inventory kitting, branding and FDA clearance. Marketing: The main marketing activities will focus on a new website and social media activity to drive website traffic. There are two key factors in allocating money: The Capital Raise and Potential Partnerships. Capital Raise: We are hoping to raise $1,070,000. If we fall short of this goal the main focus will be on product development with lesser investment in marketing. The primary goal will be to complete branding and packaging design, build new molds and secure FDA clearance. For marketing we will redesign our website. Potential Partnerships: If we partner with a domestic consumer product company or international partner to create white label versions of our Kit we will need to allocate some proceeds to the development of these channels. This may drive unanticipated travel and legal expenses but may also reduce costs in packaging design.

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$52,430
Compensation for managers	$0	$185,000
Website Development	$9,510	$20,000
Regulatory - FDA Clearance	$0	$25,000
Branding	$0	$50,000
Inventory	$0	$207,570
Marketing/Advertising	$0	$210,000
Insurance	$0	$75,000
Legal - Trademark, Patent	$0	$50,000
Manufacturing (molds)	$0	$130,000
Debt Servicing	$0	$50,000
Accounting	$0	$15,000
Total Use of Proceeds	**$10,000**	**$1,070,000**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and MILLENNIAL FERTILITY CO. LLC must agree that a transfer agent, which keeps records of our outstanding Units (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

    If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

    We are issuing Securities at an offering price of $1.00 per share.

14. **Do the securities offered have voting rights?**

    The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for you. Please refer to the custodian agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

    You are giving your voting rights to the custodian, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

    We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Units	20,000,000	14,965,112	Yes	

Options, Warrants and Other Rights

None.

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

The existing convertible debt is subject to conversion into equity under certain circumstances, and if the debt is converted into equity, you will be diluted by that conversion.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

Unlike other Units that we have issued, the Securities sold to you in this offering statement are included in the definition of Permitted Dispositions. We have granted to you a perpetual waiver to certain selling restrictions contained in our Amended Limited Liability Operating Agreement so that you may sell Securities purchased in this offering without the consent of other members of the Company.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

The Company's Operating Agreement can be amended by the holders of the Member Units. As minority owners, you are subject to the decisions made by the majority owners. The issued and outstanding membership interest units give management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of new units, or the sale of debt, convertible debt or assets of the company.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

    At Issuer's discretion.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

    As the holder of a majority of the voting rights in the company, our Members may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. **What are the risks to purchasers associated with corporate actions including:**
    - **additional issuances of securities,**
    - **issuer repurchases of securities,**
    - **a sale of the issuer or of assets of the issuer or**
    - **transactions with related parties?**

    The issuance of additional units will dilute the ownership of the Netcapital investors. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our units, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer units outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our membership units would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. Our company currently has a negative net worth (our liabilities exceed our assets) and it is unlikely that in the near term, a sale would result in a premium that is significant enough over book value to generate a return to our investors. We may need to renegotiate our related-party debt if our related-party lenders demand that we begin making principal or interest payments. Any renegotiation may be on less favorable terms or may require that we refinance the related-party debt. We may need to raise additional funds through public or private debt or sale of equity to pay the related-party debt. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially adverse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. There can be no assurance that we will be able to obtain financing if and when it is needed on terms we deem acceptable. If we are unable to obtain financing on reasonable terms, or, if our related-party lenders do not continue to cooperate with us, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by the manager(s) unaffiliated with the related parties.

24. **Describe the material terms of any indebtedness of the issuer:**

Creditor(s):	Conceivex II
Amount Outstanding:	$177,255
Interest Rate:	12.0%
Maturity Date:	Payable On Demand
Other Material Terms:	

This is an unsecured intercompany transfer between Concievex II and Millennial Fertility.

25. **What other exempt offerings has MILLENNIAL FERTILITY CO. LLC conducted within the past three years?**

    None.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

    Yes.

    If yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
Conceivex II	Parent Company	Loan	$177,255

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

    Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

    Millennial Fertility Co. LLC is a new company that is still in the low revenue, pre-income stage. Our projected average monthly burn rate is currently minimal. With a successful Netcapital raise, we project a targeted allocation of 28% towards branding and marketing, 25% towards headcount, 20% to inventory, and 13% to manufacturing and 14% for Regulatory/legal expenses. With this Netcapital raise, our primary focus is on two areas: product development and launch, as well as sales and marketing. We believe this focus will drive the key momentum we will need to successfully launch our First Step Conception Kit. We also hope to raise a $2-3 million round in 2020/2021 to further our company growth. We plan to continue to keep a tight rein on expenses, especially in headcount, in order to keep a secure runway for the duration of the time it will take to raise this round and any subsequent rounds of financing. Again, the main focus is to develop the product for launch. Our expenses from our date of inception on November 5, 2019, to our year-end on December 31, 2019, amounted to $188,791, which resulted in a $186,432 loss. We classified $157,905 of the operating expenses as start-up costs, which are non-recurring.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

    See attachments:

    CPA Review Report: reviewletter.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

    1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
        1. **in connection with the purchase or sale of any security?**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
        1. **in connection with the purchase or sale of any security?;**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
        1. **at the time of the filing of this offering statement bars the person from:**
            1. **association with an entity regulated by such commission, authority, agency or officer?**
            2. **engaging in the business of securities, insurance or banking?**
            3. **engaging in savings association or credit union activities?**
        2. **constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?**

    4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**
        1. **suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?**
        2. **places limitations on the activities, functions or operations of such person?**
        3. **bars such person from being associated with any entity or from participating in the offering of any penny stock?**

        If Yes to any of the above, explain:

    5. **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**

1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

MILLENNIAL FERTILITY CO. LLC answers 'NO' to all of the above questions.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

Video Transcript: Hello everyone, my name is Dr. Gaylen Kelton. I am a physician with 40 years experience and professor emeritus of family medicine at a leading medical school. I have delivered more than 1000 babies during my career. Over the years, I have seen many patients struggle to conceive. It is becoming increasingly obvious that there is a growing fertility crisis here in the United States. For many reasons, the use of fertility treatments is skyrocketing. Yet, the current treatment path of Assisted Reproductive Technology, with its regimen of medications and invasive procedures, has created significant barriers to treatment. One barrier is cost, as the average cost for IVF now exceeds $23K. Another barrier is time. The average couple commits 142 hours for treatment, most during working hours which can create difficulty for hourly workers. Finally, Twenty-five million U.S. women of childbearing age have little or no access to In Vitro Fertilization solely based on the fact that they live too far away from a medical center that performs these procedures. I'd like to introduce you to The First Step Conception Kit. This kit represents a true home use, accessible, fertility treatment that does not leave patients with difficult choices. At $99 for a complete, one-month treatment it is affordable. It is drug free with no side effects so there is no worry about the potential long-term side effects of using fertility medication. The kit is used at home during intimacy with your partner so no travel to their nearest IVF clinic is necessary. Each Kit includes their patented cervical cap technology that helps all couples maximize their chances of conception, whether they have a fertility issue or not. Given the current uncertainties regarding social distancing, the time is truly right for a new approach to help people conceive. It is not used in place of the standard treatment path, rather, It is an affordable, effective, better first step for all couples starting or continuing their own personal family journey. Please consider supporting the company's efforts to make this product available.

The following documents are being submitted as part of this offering:

Governance:

    Certificate of Formation: certificateofformation.pdf

    Corporate Bylaws: corporatebylaws.pdf

    Operating Agreement: operatingagreement.pdf

Opportunity:

    Offering Page JPG: offeringpage.jpg

Financials:

    Additional Information: otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site at: www.millennialfertilityco.com

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.